EXHIBIT 99.1

Molecular Partners Announces all Board Proposals Approved, Clare Fisher Elected as New Board Member at Annual General Meeting

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., April 14, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced that Clare Fisher was elected by shareholders to its Board of Directors at the Annual General Meeting (AGM).

The appointment, and all other motions proposed by the Board of Directors at the AGM, were approved by the shareholders of the Company by a wide majority.

“Clare Fisher is an outstanding addition to our Board and we warmly welcome her. Clare’s extensive business and corporate development experience in the pharmaceutical and biotech industry will be valuable for our partnerships and expanding pipeline of new drug candidates,” said Bill Burns, Chairman of the Board of Directors of Molecular Partners.

Clare Fisher is currently the SVP for Global Business Development and M&A at BeOne Medicines, a global oncology company committed to discovering and developing innovative treatments for cancer patients worldwide. Clare has more than two decades of healthcare experience in leadership roles, including corporate and business development, mergers and acquisitions, and strategy. She joined BeOne from Kaleido, where she served as Chief Business Officer. Previously Clare worked at Shire plc (now Takeda), where she was Group Vice President, Global Head of Transactions and Business Development, and Interim Head of Corporate Development. She also held senior roles in business development at Cubist Pharmaceuticals, Blueprint Medicines, and Genzyme Corporation. Clare Fisher earned a B.S. in biochemistry from the University of Bath and an MBA from Henley Management College in the U.K.

The Molecular Partners shareholders confirmed the approval of the annual review, the IFRS consolidated financial statements and the annual statements for the financial year 2025. They also approved the consultative vote on the compensation report and the proposal to carry forward, and not to offset, the net loss for 2025 of CHF 57,853,768, thereby bringing the loss carried forward position from CHF 199,440,157 to CHF 257,293,925.

The Board of Directors and the members of the Management Board were granted discharge for the financial year 2025. Steven H. Holtzman did not stand for re-election following 12 years of service on the Board of Directors. The shareholders voted to re-elect all other members of Molecular Partners’ Board of Directors for a term of office of one year. William “Bill” Burns was re-elected as Chairman of the Board and re-appointed as the chairperson of the Board’s Nomination and Compensation Committee. Michael Vasconcelles, M.D., was re-elected to the Nomination and Compensation Committee. Agnete Fredriksen was elected to the Nomination and Compensation Committee, in place of Steven H. Holtzman.

KPMG AG Zurich was re-elected as the Group’s statutory auditors for the financial year 2026 and Anwaltskanzlei Keller AG, Zurich, was re-elected as the independent proxy for a term of office until the 2027 Annual General Meeting.

The AGM also approved all binding motions regarding compensation for both the Board of Directors and the Management Board.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.